

Own the Future of Finance
Become a StartEngine Investor

Offering Terms

- $500 minimum investment
- $2,000 to receive the StartEngine Owners Bonus (see below for information)
- $7.50 per share. This is a 50% increase over the last offering.
- Common shares with voting rights granted by proxy to CEO of the company.
- Valuation of $120M pre-money*.
- Limited to a total of 156,932 common shares.

* Valuation reflects the 14,384,571 issued preferred and common and 1,445,000 granted options.

The StartEngine Owners Bonus

When you invest $2,000 or more in this offering, you will receive a 10% bonus on all participating Reg CF* offerings on StartEngine within a 24-hour window of their campaign launches. In the past year, StartEngine Owners have reaped these benefits:

- Over 225 companies participating companies to date.
- The value of extra shares received is over $95,000.
- Over 1,400 investments made with the StartEngine Owners' Bonus.
- Participating Owners received an average $300 in bonus shares.

You will have a monetary bonus for any shares you purchase on participating campaigns. For example, if you buy 100 shares at $1 / share in a company, you will receive 10 bonus shares, meaning you'll hold 110 shares for $100. This discount is valid for one year from the time you invest.

Issuers under Regulation CF choose to include this term; this bonus is not available for Regulation A+ or Regulation D offerings. This discount will be valid for one year from when StartEngine accepts and countersigns the subscription agreement, which could take some time after an investor completes the subscription agreement. StartEngine is under no obligation to accept any subscription agreement. So long as the investor holds the requisite number of shares (293 shares of Common Stock), this discount will be applied when such investor submits an investment commitment for a Regulation CF offering.

Company Description:
Founded in 2014, StartEngine is an equity crowdfunding and security token offering platform that seeks to help entrepreneurs achieve their dreams by democratizing access to capital. This is our second public offering, for a maximum of $1.07 Million. In June 2018, StartEngine closed its first Reg A+ round, raising nearly $5 Million from 3,425 investors.

Key Highlights:
- More than $80 Million raised for 250+ businesses, more than any other platform.
- We have an active community with over 180,000 registered users.

- Over $4.9 Million in revenue for 2018, demonstrating year-over-year growth of 140%.*

StartEngine's 2018 revenue has not yet been audited and is subject to change.

We are innovators at heart:
We aspire to help entrepreneurs, because we share their risk-taking spirit and their willingness to be the first. That's why StartEngine has:

- Launched the **first Regulation Crowdfunding raise.**
- Launched the **first Security Token Offering.**
- Launched the **first Regulation A+ raise.**

Our investors' commitment to and belief in our mission fueled an incredible 2018. Over the course of the previous year, StartEngine hit milestones that would've seemed impossible back when we launched the first Regulation Crowdfunding offering in 2016:

- More than **250 offerings launched**, more than any other crowdfunding platform.
- **Nearly 17,000 people invested in an offering on StartEngine in 2018,** with a majority of those investing in more than one.
- **$31 million was raised** for entrepreneurs, small businesses and other job creators.

In 2019, StartEngine looks to the future. To *truly* achieve its mission, StartEngine must square the circle, bringing entrepreneurs and investors together. To do this, **we seek to disrupt the ways in which entrepreneurs think about raising capital and the ways in which ordinary individuals think about investments.**

The StartEngine Story



Our tale is one of inclusion, innovation and evolution. Beginning as Los Angeles' first tech accelerator, our founders grappled with a business environment that often seemed at odds with small businesses and entrepreneurs without Silicon Valley pedigree. Although StartEngine found numerous successes in its early *Silicon Beach* days, the entrepreneurs we worked with found that *breaking the mold* didn't always mean breaking down the barriers to capital.

Then, an amazing thing happened.

As key provisions of the JOBS Act, most especially equity crowdfunding, went into effect in 2016, new horizons for capital formation opened up. For the first time, anyone -- regardless of wealth -- could invest in private businesses. Entrepreneurs no longer needed venture capitalists to bring their ideas to life; they just needed other like-minded visionaries willing to take a chance on something novel.

StartEngine pivoted and sought to make the key fundraising innovations of the JOBS Act available to every aspiring entrepreneur. Capital, the very lifeforce of our economy, could be made available to all, regardless of race, sex, education, location, or any other metric by which traditional fundraising institutions divide the haves from the have nots.

The StartEngine Team

More so than anything else, our previous round of funding allowed us to build a world-class team of crowdfunding champions. From events planning to software development, every department at StartEngine has grown in 2018..

The StartEngine team is led by Howard Marks, a serial entrepreneur and former Chairman of the studios and director of Activision is a key asset.

StartEngine's multiple departments all work in tandem to continually improve the crowdfunding experience for entrepreneurs and investors on our platform:

- **Services:** This team forms the tip of the spear, guiding entrepreneurs through the process of creating their offerings and investors through the process of staking their claims.
- **Business Development:** This team works around the clock to find entrepreneurs in need of capital and to connect them with our platform and our 180,000 strong community.
- **Marketing:** Sure, our marketing department works to develop the StartEngine brand. But, they do so much more than that. In addition to offering companies on our platform training on best practices, they also work to find ways of making our services as easy, efficient and scalable as possible.
- **Review:** Equity crowdfunding didn't just democratize access to capital; it also democratized access to a complex regulatory environment. Our Review team works with companies to ensure that their offerings are crafted in compliance with SEC and FINRA fundraising rules.
- **Product Development:** StartEngine is first and foremost a tech company, and our product development team is comprised of the people who make things happen. From improvements to our onboarding environment to building our planned Alternative Trading System (ATS), they do it all.

How StartEngine Helps Entrepreneurs



Entrepreneurs will always build businesses, and StartEngine provides entrepreneurs with access to capital.

While we can't change the nature of entrepreneurship; **we can change the nature of raising capital.**

StartEngine provides entrepreneurs with a holistic experience for conducting a crowdfunding offering: We provide:

- The tools to construct an offering
- Support for navigating the regulatory environment
- Tiered services for entrepreneurs with varying needs
- Access to one of the largest crowdfunding investor community
- The means to issue shares, including serving as a transfer agent
- Post-launch and post-raise services
- And more!

As we move into 2019, StartEngine plans to do even more to improve the fundraising experience for entrepreneurs. There are many exciting developments in store, and we look forward to sharing them with our investors and our broader community over the course of the year.

How StartEngine Helps Investors



Over the course of 2018, we've made improvements to our investor experience and begun numerous initiatives that connect people with opportunities:

- **Investor Dashboard:** We've made improvements to our dashboard that allow StartEngine users to easily track their investments.
- **Dedicated Support:** Our services team stands at the ready to assist any user when making an investment or in getting access to information they need.
- **Demo Day:** We want users to do their due diligence when considering investments. That's why we offer a monthly opportunity for users to hear pitches from and ask questions directly of companies raising on our platform.
- **Communications:** We've multiplied the number of ways in which StartEngine users can learn of and look into investment opportunities available on our platform.

The biggest innovation for investors is yet to come, though. Still in development and subject to approval by the SEC and FINRA, StartEngine plans to launch an easy-to-use secondary market in 2019. This will provide ordinary investors with access to something that was previously hard to come by: *liquidity for their investments.*

StartEngine's Vision for the Future of Finance



The StartEngine platform, through which we offer equity crowdfunding under Regulations CF, D and A, has grown significantly. On average, 20 campaigns were launched per month. To build upon this growth, we intend to launch StartEngine Primary, our planned broker-dealer, and StartEngine Secondary, our planned trading platform.

- **StartEngine Primary:** When our wholly-owned subsidiary, StartEngine Primary LLC, is registered as a broker-dealer, we will be able to offer our customers a full range of investment banking services to help them raise capital with Regulation A and D.
- **StartEngine Secondary:** When we are also permitted to operate an ATS, we anticipate launching StartEngine Secondary as a marketplace to trade tokenized securities efficiently between buyers and sellers. Buyers can use Bitcoin or other cryptocurrencies to instantly purchase shares instead of waiting days for transactions to be completed.
- **LDGR:** A patent-pending decentralized application on the Ethereum blockchain with the purpose of helping companies offer liquidity to their investors. LDGR can be deployed to create a tokenized digital security for every company using StartEngine Secondary, thereby enabling investors to trade their holdings on an open, transparent marketplace. **Read the White Paper**
- **StartEngine Secure:** When an investor sells shares on StartEngine Secondary, StartEngine Secure, a registered transfer agent, will help complete the transaction. It will notify LDGR to publish the transaction on the blockchain. We

also plan for StartEngine Secure to be able to integrate with other ATS platforms to process transfers outside of the StartEngine ecosystem in the future.

Team Bios



Howard Marks
CEO, Co-Founder
Howard co-founded StartEngine with the mission of helping entrepreneurs achieve their dreams. Howard was the founder and CEO of Acclaim Games, a publisher of online games that is now part of The Walt Disney Company. Before Acclaim, Howard was Chairman of Activision Studios from 1991 until 1997. As the former Board Member, and Executive Vice-President of video game giant Activision, he and a partner took control in 1991 and turned the ailing company into the video game industry leader. As a games industry expert, Howard built one of the largest and most successful games studios in the industry selling millions of games. He started StartEngine in 2011, an unrelated entity, as the first startup accelerator in Los Angeles with the goal of helping to make Los Angeles a technology city. After investing in over 60 companies, Howard realized the difficulties entrepreneurs had with raising capital from angel investors and venture capitalists. With the advent of the JOBS Act, Howard realized he could help thousands of entrepreneurs by creating a new company

focused on implementing the equity crowdfunding rules. Thus, StartEngine Crowdfunding, Inc. was born in March 2014. Howard is the 2015 "Treasure of Los Angeles" award recipient for his work to transform Los Angeles into a leading technology city, and a former member of Mayor Eric Garcetti's technology council.



Ron Miller
Chairman, Co-Founder
Ron Miller is the chairman and cofounder of StartEngine. When Howard and Ron initially met in the fall of 2013, they recognized that the JOBS Act represented the greatest advancement for entrepreneurship in a generation. From direct experience as entrepreneurs, they recognized that the key to bringing new technologies and innovations to market required capital that is not readily available. As a serial start-up entrepreneur, Ron immediately went into action to advocate for SEC rulemaking to give life to the JOBS Act, raise the initial capital and built a leadership team to drive the sales and market plan to help StartEngine establish a leadership place in the market. Prior to StartEngine, Ron founded built and sold five companies through management buyouts, private equity private investors and public markets. He was also nominated as a four-time Inc. 500/5000 award recipient and was Ernst & Young entrepreneur of the year award finalist. As Chairman, Miller brings his deep experience as a leader and strategist to the company.



Josh Amster
Vice President, Sales & Business Development



Johanna Cronin
Chief Marketing Officer



Allen Jebsen
Vice President, Sales & Business Development



Mary Frances Knight
Chief Compliance Officer



John Shiple
Chief Technology Officer